ARTHUR COX

TO:	Maria Chiodi - Credit Suisse AG
FROM:	Robert Cain, Olivia Mullooly and Aaron Tangney - Arthur Cox LLP
COPY:	United States Securities and Exchange Commission, SEC Headquarters, 100 F Street, NE Washington, DC 20549-1090, United States of America
DATE:	2 November 2021
SUBJECT:	Irish Law Opinion on Credit Suisse AG's proposed Securities and Exchange Commission Registration as a Non-resident Security-based Swap Dealer

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1. **Introduction**

    1.1   We are acting as Irish counsel to Credit Suisse AG ("**Bank**") – including its Dublin branch Credit Suisse AG, Dublin Branch ("**Irish Branch**")[1] – in connection with the Bank's application to register with the United States of America ("**U.S.**") Securities and Exchange Commission ("**SEC**") as a non-resident security-based swap ("**SBS**") dealer ("**SBSD**").

    1.2   In connection with the proposed registration the Bank as a SBSD, we have been asked to provide an Irish law opinion ("**Opinion**") in respect of the following questions:

    (a)   Whether the Bank can, as a matter of Irish law, provide the SEC with prompt access to its Irish Books and Records (as defined further below);

    (b)   Whether the Bank can, as a matter of Irish law, submit to on-site inspection and examination by the SEC of its Irish Books and Records in Ireland; and

    (c)   Whether the Bank would be in breach of Irish law by submitting to on-site inspections and examination of its Irish Books and Records (as defined below) in Ireland by the SEC.

    1.3   This Opinion is being provided in order to satisfy the requirement in 17 C.F.R. § 15Fb2-4(c)(1)(ii).

    1.4   For the purposes of preparing our Opinion, we have reviewed the IOSCO Multilateral Memorandum of Understanding concerning consultation and cooperation and the exchange of information ("**IOSCO MoU**"). [2]

    1.5   In addition, we have made such investigations of law as we have deemed appropriate as a basis for the Opinion.

2. **Definitions**

    2.1   For the purposes of this Opinion, the following definitions apply:

    (a)   "**Covered Books and Records**" means only those books and records that:

    (i)   relate to the "U.S. business" (as defined in 17 C.F.R. § 240.3a71-3(a)(8)) of the Bank when acting as a non-resident SBSD, *i.e.*, records that relate to an SBS transaction that is either:

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[1] Credit Suisse AG, Dublin Branch is licensed by the Central Bank of Ireland as a third country branch under Section 9A of the Central Bank Act 1971.

[2] The IOSCO MoU is available here: https://www.iosco.org/about/?subsection=mmou

(A)   entered into, or offered to be entered into, by or on behalf of the Bank with a U.S. person (other than an SBS conducted through a foreign branch of such U.S. person); or

(B)   arranged, negotiated, or executed by personnel of the Bank located in a U.S. branch or office, or by personnel of an agent of the Bank located in a U.S. branch or office; or

(ii)   constitute financial records necessary for the SEC to assess the Bank's compliance with the SEC's margin and capital requirements, if applicable.

Additionally, books and records pertaining to SBS transactions entered into prior to the date that the Bank submits an application for registration are not Covered Books and Records.

On the basis that the Bank has a "prudential regulator" within the meaning of Section 3(a)(74) of the Securities Exchange Act of 1934 (15 U.S.C. § 78c(a)(74)), this Opinion does not cover financial records necessary to assess compliance by the Bank with SEC capital and margin requirements;

(b)   **"Irish Books and Records"** means only those Covered Books and Records that are physically held or electronically stored in Ireland;

(c)   **"U.S. Books and Records"** means only those Covered Books and Records that are physically held or electronically stored in the U.S; and

(d)   **"Relevant Books and Records"** means, together, the Irish Books and Records and the U.S. Books and Records.

3.   **Assumptions**

3.1   In providing our Opinion, we have assumed and not independently verified the following:

(a)   The Bank has a "prudential regulator" within the meaning of Section 3(a)(74) of the Securities Exchange Act of 1934 (15 U.S.C. § 78c(a)(74));

(b)   The SEC's requests for the Relevant Books and Records and on-site inspection and examination will be *intra vires*;

(c)   The SEC will restrict its requests for, and use of, any information in the Relevant Books and Records or obtained in the course of its on-site inspection and examination, to only such information that it may lawfully request and process for (and that is strictly necessary for) its own legitimate regulatory purposes in respect of the Bank's activities as a non-resident SBSD;

(d)   The SEC will limit its requests in respect of personal data (as defined in Article 4(1) GDPR, **"personal data"**) included in the Relevant Books and Records to targeted requests based upon a risk-based assessment in respect of specific customers, employees and accounts having regard to the purpose(s) for their collection and that the personal data disclosed in response to these requests will be limited to what is necessary for such purposes (which are necessary for important reasons of public interest recognised in EU or Member State law to which the Bank is subject);

(e)   The SEC will maintain any information, data and documents obtained from the Bank in a secure manner and in compliance with all applicable U.S. laws of confidentiality and not share onwards any personal data obtained from the Bank other than in accordance with a lawful request of the U.S. Congress or a properly issued subpoena, or to other regulators who have demonstrated a need for the information and provided assurances of confidentiality and that the SEC will, save where prohibited by the relevant US law or order, inform the Bank of any such requests to the extent they relate to the Irish Books and Records.[3]

(f)   In the context of the activities of the Irish Branch, the Relevant Books and Records have been collected and maintained, and are and will be held, in accordance with the Data Protection Laws (as defined below) and Irish employment law; in particular, the Bank, and any relevant affiliates as the case may be, have complied with all transparency requirements in respect of its processing of personal data by means of providing sufficiently detailed notices and information to its customers and employees (including with respect to the transfer of personal data from the Irish Books and Records to the SEC and the purposes for same) and is otherwise complying with Data Protection Laws and employment law requirements;

(g)   The Bank and its relevant associated persons (including affiliates) as the case may be have obtained all required consents and approvals of any affected persons (*e.g.*, customers and employees) required for the disclosure of the respective information in the Irish Books and Records or the U.S. Books and Records, as the case may be, to, or to allow on-site inspection and examination by, the SEC, in each case to the extent, as considered in this Opinion, such consent or approval, as the case may be, is able to be validly given and such consent or approval has not been revoked;

(h)   Where the Bank is acting as controller (as defined in Article 4(7) GDPR, "**controller**") with respect to any element of the Irish Books and Records that constitutes personal data, the Bank will comply in all respects with all provisions of the Data Protection Laws and the guidelines that are relevant in order for at least one of the conditions for transfer of data from the European Union to a third country pursuant to Article 49 GDPR to be available to it; and where transfers of personal data are made to the SEC in the absence of an adequacy decision pursuant to Article 45(3) GDPR (assuming the personal data in question is transferred directly to the SEC and not to any other jurisdictions or disclosed to the SEC in the course of an on-site inspection in Ireland for its removal to the United States), such disclosure will be necessary for important reasons of public interest (under Article 49(1)(d) GDPR) having regard to the letter from the UK data protection regulator, the Information Commissioner's Office ("**ICO**") to the SEC dated September 11, 2020 ("**ICO Letter**")[45] and that these important reasons of public interest are recognised

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[3] This is in line with the CJEU decisions in Schrems last year and the EDPB recommendations on supplementary measures for data transfers under Article 46. Given that reliance on Article 49(1)(d) is open to challenge, it would help to show that the Bank had imposed any possible additional protections with these recommendations in mind.

[4] https://ico.org.uk/media/for-organisations/documents/2619110/sec-letter-20200911.pdf.

[5] We note that the ICO Letter provides support for the view that the Bank's compliance with an SEC disclosure request might, on a case-by-case basis and subject to the qualifications in the ICO Letter, be considered by the ICO to be in the UK public interest since such disclosure helps to: (i) prevent UK financial crimes from being committed and (ii) prevent the commission in the U.S. of conduct that would amount to a UK financial crime. While the reliance on "important grounds of public interest" has not been established in Irish statute or caselaw as it relates to routine co-operation between a financial institution and its regulatory body and noting that the ICO Letter cannot be relied upon in the context of the activities of the Irish branch, on the assumption that the above objectives identified by the ICO would equally apply to any disclosures that the Irish Branch would make, the ICO Letter does provide some objective support for the view that the relevant data transfers could be considered necessary for important reasons of public interest in the event that there was a challenge to the legal basis for the transfer of personal data from the EU to the US. However, the ICO Letter also makes clear the importance of complying with other UK GDPR obligations (which apply equally in the EU GDPR). In addition to relying on Article 49(1)(d) (if it can do so), the Bank also has to demonstrate a lawful basis under Article 6 and Article 9

in EU or Irish law to which the Bank is subject, for example laws relating to the prevention of money laundering and terrorist financing;

(i)   The Bank has neither permitted the private use of the Bank's business e-mail accounts nor the use of private email accounts for business purposes by its employees, or the Bank has policies in place that regulate such use with sufficient separation;

(j)   The Bank does not include the information described in 17 C.F.R. §§ 240.18a-5(b)(8)(i)(A) through (H) or 240.18a-5(a)(10)(i)(A) through (H), as the case may be, in questionnaires or applications for employment executed by an associated person who is not a U.S. person (as defined in 17 C.F.R. §240.3a71-3(a)(4)(i)(A)), unless the Bank is required to obtain such information under applicable law in the jurisdiction in which the associated person is employed or located or obtains such information in conducting a background check that is customary for the Bank in that jurisdiction and the creation or maintenance of records reflecting that information would not result in a violation of applicable law in the jurisdiction in which the associated person is employed or located; provided that the Bank does not know, or in the exercise of reasonable care should have known, of the statutory disqualification of such associated person;

(k)   The Bank will keep the U.S. Books and Records in the United States in accordance with any applicable SEC requirements;

(l)   The IOSCO MoU is in full force and effect and no notice of termination has been served by the Central Bank of Ireland ("**Central Bank**") or the SEC under Clause 16 of the IOSCO MoU;

(m)   The Central Bank and the SEC (as applicable) will comply in all respects with all provisions of the IOSCO MoU; and

(n)   Neither the contractual arrangements with its customers or within its own organisation (including any standard contractual clauses or other intragroup data transfer mechanism or protocol) nor any orders by, or other arrangements with, its regulators or other supervisory authorities (including the Central Bank) prohibit the Bank from providing the SEC with prompt access to the Irish Books and Records or to submit to on-site inspection and examination of the Relevant Books and Records by the SEC.

4.   **Opinion**

4.1   Based upon the foregoing, and subject to the assumptions in this Opinion (as outlined in Section 3 above) and subject to the further legal analysis and qualifications (as outlined in Sections 5 and 6 below), it is our Opinion that:

(a)   The Bank can, as a matter of Irish law, provide the SEC with prompt access to its Irish Books and Records;

(b)   The Bank can, as a matter of Irish law, submit to on-site inspection and examination by the SEC of its Irish Books and Records in Ireland (and prior approval is not required to be obtained from the Central Bank or any other regulator (by the SEC or

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GDPR (and Article 10 GDPR and Section 55 of the Data Protection Acts 1988 to 2018 for any data relating to criminal convictions or offences) for every instance it makes a disclosure or permits examination of the Relevant Books and Records by the SEC.

the Bank) in advance of the SEC carrying out an on-site inspection and examination); and

(c)   The Bank can, as a matter of Irish law, submit to on-site inspection and examination by the SEC of its US Books and Records in the United States

5.   Further Legal Analysis

5.1   Data Protection Law

(a)   The primary law regulating the processing of personal data in Ireland is the General Data Protection Regulation 2016/679 ("**GDPR**") which is supplemented by the Data Protection Acts 1988 to 2018 ("**Data Protection Laws**"). The Data Protection Laws shall apply to the Bank's disclosure of the Relevant Books and Records to the SEC to the extent that these contain personal data and are processed in the context of the activities of the Irish Branch. Personal data is any data relating to an identified or identifiable living individual and may include information concerning the Bank's employees, counterparties and customers.

(b)   In order for the Bank to disclose personal data to the SEC, it must be able to rely on one of the grounds set out in Article 6 of the GDPR (and Article 9 to the extent it relates to special category personal data or Article 10 GDPR and Section 55 of the Data Protection Acts 1988 to 2018 for the disclosure of any data relating to criminal offences or convictions). Provided the scope of disclosure to the SEC is necessary and proportionate by reference to the SEC's regulatory functions and limited to what is necessary for these purposes, the Bank should be able to rely on Article 6(1)(f) being that the disclosure and co-operation with the SEC (such as in the interests of preventing financial crime or terrorist financing) is in its or the SEC's legitimate interests provided the rights of the individuals in question do not override those interests. To the extent any special category personal data is requested and the Bank is satisfied this is necessary and proportionate, this is governed by Article 9 and Section 45 and 47 of the Data Protection Acts 1988 to 2018. The Bank would need to be satisfied that the disclosure is necessary for the purposes of establishing, exercising or defending legal rights in the course of its engagement with the SEC or in the course of legal proceedings with SEC. Any personal data relating to criminal convictions and offences may similarly only be processed under Section 55 of the Data Protection Acts 1988 and 2018 on the same grounds. Alternatively, processing "under the control of official authority" is permitted under Section 55(2) includes processing "in the exercise of a regulatory… function" but it is likely this would only apply to functions being exercised under Irish or EU law and not to US regulatory functions. A further alternative ground is Section 55(2)(c) where the Bank is satisfied that the disclosure is necessary in order to protect the public against harm arising from dishonesty, unfitness or incompetence of persons who were or are authorised to carry on a profession or other activity.

(c)   Article 45 to 49 of the GDPR provides various grounds that permit in certain circumstances the transfer of personal data from entities, acting as controller or processor, in the EU such as the Bank (in the context of the activities of the Irish Branch) to public authorities such as the SEC in the absence of an adequacy decision pursuant to Article 45(3) UK GDPR.[6] For instance, Article 46(1) GDPR provides that a EU-based entity may transfer personal data to a third country if the entity has

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[6] According to Article 44 GDPR, any transfer of personal data to third countries or international organisations must, in addition to complying with Chapter V GDPR, also meet the conditions of the other provisions of the GDPR.

provided "*appropriate safeguards, and on condition that enforceable data subject rights and effective legal remedies for data subjects are available*". Furthermore, Article 49 GDPR provides that in the absence of an adequacy decision pursuant to Article 45(3) GDPR, or of appropriate safeguards pursuant to Article 46, a transfer or a set of transfers of personal data to a third country may take place based on one of the derogations enumerated in Article 49 GDPR, provided that all the conditions of such a derogation are met. Such conditions include:

(i) The data subject has explicitly consented to the proposed transfer, after having been informed of the possible risks of such transfers for the data subject due to the absence of an adequacy decision and appropriate safeguards;

(ii) The transfer is necessary for the performance of a contract between the data subject and the controller or the implementation of pre-contractual measures taken at the data subject's request;

(iii) The transfer is necessary for the conclusion or performance of a contract concluded in the interest of the data subject between the controller and another natural or legal person;

(iv) The transfer is necessary for important reasons of public interest; and

(v) In case none of the above conditions are applicable, if the transfer is not repetitive, concerns only a limited number of data subjects, is necessary for the purposes of compelling legitimate interests pursued by the controller which are not overridden by the interests or rights and freedoms of the data subject, and the controller has assessed all the circumstances surrounding the data transfer and has on the basis of that assessment provided suitable safeguards with regard to the protection of personal data. The controller shall, in addition to providing the information referred to in Articles 13 and 14 GDPR, inform the data subject of the transfer and of the compelling legitimate interests pursued.

(d) In addition, the European Data Protection Board ("**EDPB**") has issued guidelines as to the scope and interpretation of Article 49 GDPR on derogations in the context of transfers of personal data to third countries ("**Guidelines**").[7]

(e) Given the absence as of the date hereof of an adequacy decision pursuant to Article 45(3) GDPR with respect to the United States, the Bank can provide access to the SEC to, and submit to onsite inspection by the SEC with respect to, elements of Relevant Books and Records that constitute personal data only if the conditions of Article 46(1) GDPR or Article 49 GDPR (as interpreted by the Guidelines) are satisfied.

5.2 It will be the responsibility of the Bank as data controller to assess, on a case-by-case basis (as and when the SEC requires disclosure of or access to Relevant Books and Records that may contain personal data), which of the provisions of the Data Protection Laws may be relied on for the lawful disclosure to the SEC of personal data comprising or contained in the Relevant Books and Records. On the basis of the ICO's position set out in the ICO Letter, in accordance with which the Bank may be able to rely on in the event of any

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[7] EDPB's Guidelines 2/2018 on derogations of Article 49 under Regulation 2016/679, adopted on 25 May 25 2018, available at: https://edpb.europa.eu/sites/edpb/files/files/filel /edpb guidelines 2 2018 derogations en.pdf

challenge to the derogation under Article 49(1)(d) GDPR to justify the transfer to the SEC of Relevant Books and Records containing personal data, we are of the view that, subject to our assumption in item (h) and the other assumptions and qualifications in this opinion letter, the provision of prompt access to and the submission to on-site inspection and examination of, the Relevant Books and Records, as the case may be, do not conflict with the applicable Data Protection Laws.

5.3 **Duty of Confidentiality**

(a) Irish common law (i.e. the law derived from Irish case law rather than statute, i.e. decisions of the Irish courts) has upheld a duty of confidentiality.

(b) The leading Irish case which deals with the duty of commercial confidentiality is the (Irish) Supreme Court case of *House of Spring Gardens Limited & Ors. v. Point Blank Ltd*[8]. The Supreme Court held that a duty of confidentiality exists where, having regard to the degree of skill, time and labour involved in compiling the information:

(i) The nature of the relationship of the parties imports or implies a duty of confidentiality; and

(ii) The commercial information itself is commercially confidential.

(c) The leading English case in the area, *Coco -v- A N Clark (Engineers) Ltd*[9] reached a similar conclusion. English developments in the law of confidentiality post-*Coco -v- A N Clark (Engineers) Ltd* have been strongly influenced by the provisions of the European Convention on Human Rights. Such protections as are already provided in the case of *House of Spring Gardens Limited & Ors. v. Point Blank Ltd* were undoubtedly be bolstered by Ireland's subsequent adoption of the European Convention of Human Rights and in particular the Protocol to the Convention for the Protection of Human Rights and Fundamental Freedoms which notes at Article 1 that:

"Every natural or legal person is entitled to the peaceful enjoyment of his possessions. No one shall be deprived of his possessions except in the public interest and subject to the conditions provided for by law and by the general principles of international law."

(d) In this context, the term "possessions" includes confidential information and the need to have "peaceful enjoyment" of such confidential information clearly strengthens the existing common law right to confidentiality.

(e) Therefore, in a relationship between a bank and its customer, there is clear support in Irish law for duties of confidentiality to be upheld (see sub-paragraph (f) below on bank secrecy).

(f) In addition to the common law duty in respect of commercial confidentiality, Irish law also imposes a common law derived (the law is derived from case law rather than statute, i.e. decisions of the Irish courts) "*duty of confidentiality*" in relation to a bank's dealings with its clients (i.e. bank secrecy requirements). This duty of confidentiality implies a term into a contract between a bank and its client that the

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[8] [1984] 1 I.R. 611.

[9] [1969] RPC 41.

bank will not disclose to third parties any information acquired by the bank during, or by reason of, its business relationship with its client.

(g)   The common law duty of confidentiality, which was first recognised in the English law (UK) case of *Tournier v National Provincial and Union Bank of England*[10] and is followed by the Irish courts in the (Irish) Supreme Court case *National Irish Bank Limited v Radio Telefís Éireann*[11], prohibits the disclosure of confidential client information to third parties. The duty of confidentiality applies to all bank-client relationships irrespective of the type of client and it applies to all information obtained by the bank from the client or in the course of the client-bank relationship. However, there are four exceptions to the prohibition namely:

   (i)   Where the bank is compelled by law to disclose the information;[12]

   (ii)   Where there is a duty to the public to disclose[13];

   (iii)   Where the interests of the bank require disclosure[14]; and

   (iv)   Where disclosure is made with the express or implied consent of the client.[15]

(h)   The duty of confidentiality extends to all information concerning a client that is in the possession of the bank, including information that is not secret (i.e. unavailable from other sources). The duty covers information that the bank has obtained from a source other than the client and it continues after the bank-client relationship has ended.

(i)   The common law obligations in respect of bank secrecy are applicable where the governing law of the contract between the bank and a client is Irish law, irrespective of the location of the client (or the bank). However, the Irish courts may impose a duty of confidentiality if it concludes that the bank-client relationship is governed by, or subject to, Irish law (notwithstanding that the contract may provide that it is governed by a law other than Irish law, such as, for example, Swiss law, English law or New York law), for example, if the bank-client relationship in question is centred in Ireland.

(j)   As such, where the contract is governed by Irish law, disclosure of client information by a bank to:

   (i)   Another entity within the same banking group; or

   (ii)   A third party outside of the group,

are not permitted unless one or more of the four exemptions (at (i) to (v) above) applies. With respect to paragraph 5.3(g)(i) above, it is not clear whether or not the 'compulsion by law' exception would be available where the Bank is under a legal

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[10] [1924] 1 KB 46.

[11] [1998] 2 I.R. 465.

[12] See sub-paragraph (j) below

[13] See sub-paragraph (k) below.

[14] See sub-paragraph (l) below.

[15] See sub-paragraph (m) below.

duty to disclose confidential information pursuant to a statutory requirement under the law of another jurisdiction (for example, under U.S. law), as no Irish case has commented, or made a determination, on this point. The Supreme Court decision in *Walsh v National Irish Bank Ltd* [2013] IESC 2, in our view, leaves the door open to the Irish courts possibly allowing the compulsion by law exception to be relied on by an Irish bank in respect of disclosures made under disclosure/reporting obligations pursuant to the law of another jurisdiction in certain circumstances (albeit it is not clear, as noted above). In the event that an Irish court, in the future, hears proceedings regarding a potential conflict between a reporting / disclosure obligation under a foreign law and the Irish duty of confidentiality, previous Irish cases potentially provide some insight into the elements that the court may take into consideration (e.g. extra-territorial effect of the foreign legislation, the policy of international comity and the particular facts and circumstances of the case) when determining whether or not the compulsion by law exception is available in such circumstances. Finally, given that the IOSCO MoU between the Central Bank of Ireland and the SEC lacks the authority of statute, it should not be expressly relied upon by the Bank for the purpose of this exception.

(k)   With respect to 5.3(g)(ii) above, the Irish High Court considered the balance between the duty of confidentiality and the public interest in *Irish National Irish Bank v. RTE*[16] but refused to set out boundaries of the exemption other than to note:

"It seems to me that disclosure of confidential information will almost always be justified in the public interest where it is a disclosure of information as to the commission or the intended commission of serious crime because the commission of such crime is an attack upon the State and the citizens of the State and such disclosure will always be in the public interest. While the disclosure of serious crime will always be in the public interest there is also a range of other activities (which are not necessarily criminal) the disclosure of which may also justify a breach of confidence on the grounds that its disclosure is also in the public interest. It would, I believe, be unwise to attempt to define the boundaries of the so-called exception of public interest and I refrain from doing so other than to observe (as Ungoed-Thomas J. did in *Beloff v. Pressdram Limited* 1973 1AER 241 at page 260) that:-*

"Misdeeds of a serious nature and importance to the country"

will justify disclosure on the grounds that such disclosure is invariably in the public interest. In *Lion Laboratories Limited -v- Evans* 1984 2 AER 417 Stephenson L. J. expressed the principle thus (at page 423):-

"Some things are required to be disclosed in the public interest, in which case no confidence can be prayed in aid and to keep them secret and (inequity) is merely an instance of a just cause and excuse for breaking confidence."

While the above is an indication that the Irish courts will construe the public interest exemption very narrowly, the above comments are obiter and therefore are not established precedent in Ireland. In *Tournier*, it was suggested that disclosure in the interest of preventing fraud or crime would meet this criterion.[17] While this suggestion has been pleaded in *Delaney -v- Allied Irish Banks PLC & ors*[18], the court

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[16] [1998] IEHC 46; [1998] 2 IR 465

[17] *Tournier* at 486.

[18] [2016] IECA 5

in that instance did not determine the issue on the grounds it was unnecessary to do so for the purposes of the case under consideration. Therefore, in the absence of definitive binding judgment in Ireland on the extent of the public interest exemption, the Bank will be need to demonstrate, in the event of a challenge, that the circumstances of the disclosure to the SEC constitute a disclosure in the public interest. The ICO Letter is, in our view, likely to be of assistance in this regard.

(l)   With respect to paragraph 5.3(g)(iii) above, in certain cases, confidential information that is subject to the banker's duty of confidentiality may be disclosed where it is in the interests of the bank. This exception is not available for information that is subject to the general duty of confidentiality alone. However, we consider that this exception is available to information that is subject to both such duties, leaving only information that does not relate to customers (*e.g.*, information relating to employees) beyond the scope of this exception.

Although it is in the Bank's interest to comply with the SEC's requests, there is no Irish case law specifically on this point and UK case law (which would be persuasive in an Irish court) indicates that a high bar exists to satisfy this exception. The qualification will most obviously cover the situation where a bank commences proceedings against its customer to recover an unpaid loan or overdraft facility and the bank has to disclose the extent of the customer's liabilities in its claim.[19] However, in the UK case of *X AG and others v A Bank*, Leggatt J held that it was not clearly in the defendant bank's own interests to comply with a subpoena from New York, as the bank could not establish as a matter of fact that it would face any serious detriment for its failure to comply.[20] Accordingly, the Bank's own interest exception will be construed narrowly and the court will assess whether the Bank's own interests are genuinely threatened by non-disclosure.

In relation to the SEC's requests, failure to comply may result in the Bank's inability to conduct SBS business in U.S. markets. Therefore, it is arguable that the Bank may face serious detriment for a failure to comply with the SEC's requests.

However, to rely on this exception, the Bank must also balance its interests in complying with the SEC's disclosure request against the competing interest of its customers in the banker's duty of confidence being maintained, and the Bank must satisfy itself that those interests do not outweigh its own. This would require an assessment on a case-by-case basis. As each customer's circumstances differ, this exception may not provide a consistent basis on which to provide information to the SEC in comparison to the public interest exception above.

(m)   The duty of confidentiality can be lifted by obtaining consent from the client to disclosure of the information. Such consent can be express (i.e. consent in writing) or implied (i.e. other than by a written consent). However, this would not extend to the disclosure of personal data (see below). Our strong recommendation would be that the Bank rely, where possible and as reflected in its client documentation, on consent from clients to disclosures to the SEC. It should review and, if necessary, update its client documentation if required to provide for express client consent.

(n)   In conclusion, as explored above, it is unlikely that the compulsion of law exception will be applicable in this case. In relation to the banker's duty of confidentiality, it

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[19] See *Tournier* at 473.

[20] *X AG and others v A bank* at 475.

may not be possible to rely on disclosure in the bank's interest in all cases. However, the Bank should be able to rely on the public interest exception to the duties of confidence in permitting the SEC to access and examine its Relevant Books and Records to the extent they relate to the activities of the Irish Branch. However it should be noted that consent as a basis to disclose personal data is unlikely to be appropriate in a regulatory context given that consent to the processing of personal data must be freely given, informed, specific and revocable under Article 7 of the GDPR.

6.   Qualifications

6.1   Our Opinion is subject to the following qualifications:

(a)   This Opinion relates exclusively to: (i) the access provided to the SEC to the Irish Books and Records in respect of which, for purposes of the Data Protection Laws, the Bank is an independent data controller with respect to the activities of the Irish Branch, and that are subject to Irish law and whose disclosure is not prohibited by any other law or duty of confidence applicable to the Bank; and (ii) on-site inspection and examination by the SEC of the Irish Books and Records at the Irish Branch in Ireland and the U.S. Books and Records at the Bank in the U.S., as the case may be.

(b)   This Opinion is confined to legal matters, and we express no Opinion as to any factual matters.

(c)   This Opinion may therefore only be relied upon under the condition that this Opinion shall be governed by Irish law and construed in accordance with Irish rules of construction and that issues of interpretation of this Opinion must be brought before an Irish court.

(d)   The Opinion set out above are limited to Irish law. We do not express any opinion as to, and have not made any investigation of, any law other than Irish law in force as at the date hereof and as applied according to published case law.

(e)   The Opinion set out above has been informed by the ICO Letter. This Opinion is predicated on the assumption that the view of the ICO, while not binding on the Irish Data Protection Commission, would be persuasive and on the assumption that the ICO does not significantly change its proposed regulatory approach to the matters set out in the ICO Letter.

(f)   The Opinion statements to the effect that the Bank "can", as a matter of Irish law, take certain actions is not an expression of any opinion or a confirmation that it may (lawfully) do so in any given instance where the opportunity, or request, or requirement to do so arises. It is a fundamental part of this opinion that the Data Protection Laws stipulate certain legal bases on which such action may be taken, but the lawfulness of actually taking such action is subject to the scope and qualifications of the relevant legal basis (such as, in the case of processing on the bases of Articles 6(1)(e) and 6(1)(f) GDPR, a right of data subjects to object to the relevant processing[21]) and other applicable provisions of the Data Protection Laws,[22]

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[21] UK GDPR Article 21(1).

[22] For instance, in the ICO Letter, the ICO states that: "*We would not find there to be a breach of the GDPR transfer rules if the firm provided evidence that it had carefully considered and appropriately applied the Art. 49.1(d) 'public interest' derogation.*" (emphasis

as set out in this Opinion. The justification for whether such legal basis has been made out, and the extent of (and qualifications to) its application to the relevant personal data to which the relevant action relates, must be determined on a case-by-case basis by the Bank (as and when the SEC requires disclosure of or access to Relevant Books and Records that may contain personal data in the context of the activities of the Irish Branch) after due and careful consideration.[23]

(g)   The Opinion is rendered on and as of the date hereof, and we assume no obligation to advise you (or any other person who may rely on this Opinion in accordance with the paragraph above), or undertake any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the Opinion. To that end, we acknowledge that SEC rules require a non-resident SBSD to re-certify within ninety days after any changes in the legal or regulatory framework that would impact the ability of the SBSD to provide, or the manner in which it would provide, prompt access to its books and records, or would impact the ability of the SEC to inspect and examine the SBSD. Upon such change of law, the SBSD is required to submit a revised opinion describing how, as a matter of Irish law, the SBSD will continue to meet its obligations.

(h)   The IOSCO MoU is not a legally binding agreement and therefore that the SEC and the Central Bank are not under a legal obligation to comply with its provisions.

7.   Reliance

7.1   This Opinion is being furnished solely for the benefit of the Bank and is not to be relied on by, or furnished to, any other person or used, circulated, quoted or otherwise referred to for any other purpose, except that the Bank may submit this Opinion to the SEC as part of its application to register as a non-resident SBSD. In authorising the Bank to make this Opinion available to the SEC for such purposes, we are not undertaking or assuming any duty or obligation to the SEC or establishing any lawyer-client relationship with it.

7.2   This Opinion is limited to the matters expressly stated herein and does not extend to, and is not to be read as extended by implication to, any other matters.

Yours faithfully

Arthur Cox

ARTHUR COX LLP

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added). The opinions expressed in this letter regarding Article 49(1)(d) are accordingly subject to the Bank's compliance with these ICO requirements.